170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL PARTNERS WITH FLORIDA HOSPITAL NICHOLSON CENTER
FOR SPORT FEASIBILITY AND VALIDATION STUDIES

TORONTO (July 10, 2017) – Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), announces a collaboration with Florida Hospital Nicholson Center for feasibility and validation studies to support Titan’s regulatory application for its SPORT Surgical System. These studies are expected to commence in the fourth quarter of 2017 and continue into 2018.

David McNally, President and CEO of Titan Medical, said, “We are delighted to enter into this agreement with Florida Hospital Nicholson Center for continued feasibility and validation studies for the SPORT system. The Florida Hospital Nicholson Center is a world-class, state-of-the-art training and research facility with demonstrated leadership in robotic surgery innovation and training. With an accessible Orlando location, it has one of the country’s largest and most experienced medical learning and simulation incubation centers dedicated to advancing next-generation clinical knowledge. Through this strategic alliance, Titan will also benefit from access to many leading multispecialty key opinion leaders and their surgical expertise in fine-tuning the SPORT system during this critical development phase.”

“Florida Hospital Nicholson Center is one of three sites contemplated for our validation and feasibility studies. We look forward to engaging the other two sites during the current quarter, with completion of these studies in 2018,” added Mr. McNally.

J. Scott Magnuson, MD, Chief Medical Officer of Florida Hospital Nicholson Center, said, “We are excited about helping Titan Medical benefit from the clinical expertise our institution offers in further refining their SPORT surgical system for regulatory submission. Our brand-new, 54,000-square-foot facility is a model for open collaborations to advance practices and standards across the entire spectrum of minimally invasive, laparoscopic, robotic, telemedicine and medical simulation. It is a place where innovators come together to build upon the brilliant work of industry pioneers to achieve breakthroughs that will revolutionize the way we perform surgery. We believe that Titan’s single port surgical solution holds promise for continuing the surgical revolution.”

About Florida Hospital Nicholson Center

For more than a decade, the Florida Hospital Nicholson Center has trained more than 50,000 physicians from around the globe on leading-edge clinical and surgical techniques. Utilizing state-of-the-art surgical suites and labs, plus advanced medical simulation robotics and learning centers, medical professionals can acquire and advance their skills in a highly collaborative surgical learning environment.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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